SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Care.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

141633107

(CUSIP Number)

Tenzing Global Management LLC

388 Market Street, Suite 860

San Francisco, CA 94111

Telephone: (415) 645-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Management LLC 45-3120520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors LLC 27-5132283
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,757,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,757,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tenzing Global Investors Fund I LP 36-4708131
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,757,790
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,757,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,757,790
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No.: 10921T101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chet Kapoor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kenya
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,450,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the Reporting Persons beneficial ownership in Care.com, Inc. (the “Issuer”). This Amendment No. 2 supplements the Schedule 13D as previously filed on March 27, 2015 (as amended from time to time, the “Statement”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Statement. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in the Statement. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Statement.

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of funds (excluding commissions) used by Fund I in making its purchase of the shares of Common Stock owned by it in the aggregate was $16,912,947.46 from working capital.

The source and amount of funds (excluding commissions) used by the Parallel Account in making their purchase of the shares of Common Stock owned by the Parallel Account was $ 5,450,004.19 from working capital.

On October 1, 2015, Fund I distributed in-kind to Parallel Account 116,505 shares of Common Stock.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

On March 11, 2016, the Issuer entered into an agreement (the “Agreement”) with each of the Reporting Persons. The Agreement sets forth the parties’ agreements and understandings concerning the election of Mr. Kapoor to the board of directors of the Issuer (the “Board”), and undertakings of each of the Reporting Persons not to engage in certain actions, including but not limited to the ownership of the Reporting Persons in the Common Stock not exceeding 15.0% of the outstanding Common Stock. If, at any time the ownership of the Reporting Persons in the Common Stock falls below 3.0% of the outstanding Common Stock, then Mr. Kapoor will no longer have a right to be on the Board and will immediately offer to resign from the Board and any committee of the Board on which he sits. In the event the Board accepts the offer to resign, Mr. Kapoor will immediately tender his resignation.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed hereto as Exhibit 2 and is incorporated herein by reference.

As part of the exercise of Mr. Kapoor’s fiduciary duties as a member of the Board, and consistent with the Reporting Persons’ investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the Board or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) The Reporting Persons beneficially own:

(i)	Fund I directly owns 1,757,790 shares of Common Stock representing 5.4% of all of the outstanding shares of Common Stock of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own the 1,757,790 shares of Common Stock held by Fund I, representing 5.4% of all of the outstanding shares of Common Stock of the Issuer.

(iii)	Tenzing Global Management, as the investment advisor of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 2,450,000 shares of Common Stock held by them, representing 7.6% of all of the outstanding shares of Common Stock of the Issuer.

(iv)	Mr. Kapoor may be deemed to be the beneficial owner of the shares of Common Stock owned by Tenzing Global Management.

(v)	Collectively, the Reporting Persons beneficially own 2,450,000 shares of Common Stock representing 7.6% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentages set forth in this response are based on the 32,449,235 shares of Common Stock outstanding as of February 26, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 26, 2015 as filed with the SEC on March 1, 2016.

(b) Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,757,790 shares of Common Stock and 692,210 shares of Common Stock reported herein, respectively.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The description of the Agreement set forth above in Item 4 is incorporated herein by reference in response to this Item 6.

ITEM 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit 2	Director Agreement, dated March 11, 2016, by and among Care.com, Inc., Tenzing Global Management LLC, Tenzing Global Investors LLC, Tenzing Global Investors Fund I LP and Chet Kapoor

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: March 17, 2016

Tenzing Global Management LLC

By:	/s/ Chet Kapoor
Chet Kapoor Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC

By:	/s/ Chet Kapoor
Chet Kapoor Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I LP

By:	Tenzing Global Investors, LLC, its General Partner

By:	/s/ Chet Kapoor
Portfolio Manager of Tenzing Global Investors Fund I LP

/s/ Chet Kapoor
Chet Kapoor

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement*

Exhibit 2	Director Agreement, dated March 11, 2016, by and among Care.com, Inc., Tenzing Global Management LLC, Tenzing Global Investors LLC, Tenzing Global Investors Fund I LP and Chet Kapoor

*Previously	Filed